

Nasdaq Regulation

Nasdaq

William Slattery, CFA
Vice President
Listing Qualifications

By Electronic Mail

December 28, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on December 28, 2020 The Nasdaq Stock Market LLC (the "Exchange") received from ImmunoPrecise Antibodies Ltd. (the "Registrant") a copy of the Registrant's application on Form 40-F for the registration of the following securities:

Common Shares, no par value

We further certify that the securities described above have been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate effectiveness of the Form 40-F and we hereby join in such request.

Sincerely,

William Slattery